SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Federal-Mogul Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

313549404
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 5,975,263, which constitutes approximately 6.0% of the 100,062,003 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 100,000,000 shares outstanding.

1.     Name of Reporting Person:

           Nineteen Eighty-Nine, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           5,864,455 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 5.9%

14.     Type of Reporting Person: CO
--------------
(1) Represents option to acquire 5,864,455 shares of Class A Common Stock.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  48,805 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  48,805 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           110,808 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.1% (3)

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(2) Includes 62,003 shares of Class A Common Stock that may be acquired upon the exercise of Warrants.
(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 100,062,003.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 13, 2008 (the "Schedule 13D"), relating to the Class A Common Stock of Federal-Mogul Corporation.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1 is hereby restated in its entirety as follows:

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Class A Common Stock (the "Common Stock") of Federal-Mogul Corporation (the "Issuer").  The principal executive offices of the Issuer are located at 26555 Northwestern Highway, Southfield, Michigan 48033.

Item 2 is hereby restated in its entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Nineteen Eighty-Nine, LLC, a Delaware limited liability company ("1989"), and Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Q Funding, L.P., a Texas limited partnership ("Q Funding"), Acme Widget, L.P., a Texas limited partnership ("Acme"), Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Persons

1989 is a Delaware limited liability company, the principal business of which is investing in securities and other assets.  The principal address of 1989, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Q Funding is a Texas limited partnership, the principal business of which is investing in securities and other assets. Acme is the general partner of Q Funding.

Acme is a Texas limited partnership, the principal business of which is serving as the general partner of several investment partnerships and activities related thereto. Scepter is the general partner of Acme and of Amalgamated.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of several investment partnerships and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter.

Raynor's principal occupation or employment is serving as the President of Scepter.

Item 3 is hereby restated in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
1989	Other	Not Applicable (1)
Amalgamated	Other	Not Applicable (1)

(1)  The Warrants and Class A common stock shown above were acquired, upon the effectiveness of the Issuer's bankruptcy plan on 12/27/07, in exchange for $2,087,000 in principal amount of the Issuer's 8.8% Senior Notes due 2007.

Item 4 is hereby amended and restated in its entirety as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

Nineteen Eighty-Nine, LLC ("1989") has the right to acquire 5,864,455 shares of Class A common stock of Federal-Mogul Corporation ("FMO" or the "Issuer") and certain related registration rights.  The following paragraphs describe these rights.

Chelonian Subsidiary, LLC ("Chelonian") and 1989 are members of 1879 Hall, LLC ("1879 Hall"). The Limited Liability Company Agreement of 1879 Hall, LLC (the "LLC Agreement") became effective as of November 19, 2001. The initial members of 1879 Hall were Chelonian and 1989, Ltd. Immediately following effectiveness, 1989, Ltd. assigned its interest in 1879 Hall to 1989, and Chelonian consented to that assignment. From inception, Chelonian has been the managing member of 1879 Hall and, as such, owes fiduciary duties to both 1989 and 1879 Hall. As explained below, as members of 1879 Hall, Chelonian and 1989 have certain rights and obligations with respect to the acquisition, ownership and/or disposition of certain securities, rights and claims relating to the Issuer.

In Section 19 of the LLC Agreement, the members agreed to cause their Affiliates1 to comply with the requirements of the LLC Agreement. To facilitate compliance by and enforcement against the members' Affiliates, Geoffrey Raynor and Carl Icahn entered into a letter agreement, also dated November 19, 2001, by which Mr. Icahn agreed to "take all actions necessary to cause the Affiliates of Chelonian and all of [his] Affiliates (whether or not they are Affiliates of Chelonian) to act in a manner consistent with the limitations imposed on Chelonian's Affiliates in the LLC Agreement." Mr. Raynor made a similar agreement with respect to the Affiliates of 1989 and all of Mr. Raynor's Affiliates.

Under the LLC Agreement, Chelonian and 1989, and their respective Affiliates, are precluded from entering into any purchase, sale, or other agreements relating to the Issuer, the Issuer's bankruptcy, or "FMO Securities and Claims" without the consent of all members. The term "FMO Securities and Claims" is defined very broadly to include, among other things, "any equity security of FMO of any sort or nature other than the Excluded Securities2" and "all rights, powers, privileges, claims, controversies, causes of action, demands and damages of every kind and character whatsoever against FMO . . . or any other Person or entity associated with any of the foregoing arising with respect to [1] FMO, . . .[2] any equity security of FMO of any sort or nature other than the Excluded Securities, [3] the FMO Bankruptcy or [4] any related matter, other than those arising solely out of the ownership of Excluded Securities."

In a letter agreement dated December 22, 2005, Chelonian and 1989 modified their relationship slightly from the relationship created under the LLC Agreement. In that December 22, 2005 letter, Chelonian and 1989 agreed that "1989's 11.7055% Sharing Ratio shall continue to apply to all purchases and sales of FMO Securities and Claims by Chelonian, Thornwood [Associates Limited Partnership], . . . 1879 Hall, LLC or any of their Affiliates . . . ," but also agreed that "all such trades of FMO Securities and Claims that would otherwise be required to be closed in 1879 Hall, LLC shall be closed by the parties outside of 1879 Hall, LLC in the appropriate Sharing Ratio of 88.2945% (in the case of Chelonian) and 11.7055% (in the case of 1989)." Notwithstanding that such trades were thereafter to be closed outside of 1879 Hall, the parties also agreed that "(a) all of the rights and obligations of the parties under the Agreements shall continue in full force and effect as if all FMO Securities and Claims were held by 1879 Hall, LLC . . . , and (b) all proceeds of any kind or character whatsoever received related to the ownership of FMO Securities and Claims . . . shall be deemed to have been received by 1879 Hall, LLC."

In the fall of 2005 - before the December 22, 2005 letter agreement referenced above - Mr. Icahn reached agreement with the Issuer (subject to the approval of the bankruptcy court) that, under the Issuer's plan of reorganization, Mr. Icahn would receive a call option to acquire from the Federal-Mogul U.S. Asbestos Personal Injury Trust (the "Trust") 43.14612% of the post-emergence common stock of the Issuer for $775 million ($375 million in cash and a $400 million note to be issued by either High River Limited Partnership or American Real Estate Partners, both of which are controlled by Mr. Icahn). The option was to expire on the 60th day following the effective date of the Issuer's plan of reorganization.

On December 27, 2007, when the Issuer's plan of reorganization became effective, Mr. Icahn received the benefit of a slightly revised version of this call option. The key provisions of the Stock Option Agreement dated as of December 27, 2007 by and among the Trust, Thornwood Associates Limited Partnership ("Thornwood"), and the Issuer (the "Asbestos Trust Option") were as follows:

1.     Effective as of December 27, 2007, Thornwood obtained the option to acquire from the Trust 43,141,667 shares (the "Initial Shares") of the Class B common stock3 of the Issuer for the purchase price of $775 million. The purchase price was to be comprised of $375 million in cash and $400 million in a promissory note issued by Thornwood (the "Note"). The Note was to bear interest at the rate of LIBOR plus 100 basis points (not to exceed 5.5%) as in effect on the date of issuance, with principal installments of $20 million, together with accrued and unpaid interest, being payable quarterly on each March 31, June 30, September 30, and December 31 commencing on the last day of the first quarter occurring in the third year following the date of issuance of the Note. The maturity date for the Note was to be the last day of the seventh year of the seven-year period following the date of issuance of the Note. The option was to expire on the 60th day (February 25, 2008) following December 27, 2007.

2.     The Asbestos Trust Option also conferred on Thornwood the right to acquire from the Trust up to an additional 6,958,333 shares of the Class B common stock of the Issuer (the "Pledged Shares"), subject to the Trust's repayment in cash, by January 11, 2008, of a $125 million note issued by the Trust to the Issuer for which the Pledged Shares were pledged as collateral. The Trust did, in fact, repay the $125 million note in cash on January 11, 2008, and the Issuer released its security interest in the Pledged Shares. Accordingly, Thornwood had an option to acquire from the Trust the Pledged Shares at a price of $17.9640719 per share (a total purchase price of $125 million), which option was to expire on the 60th day (March 14, 2008) after the first business day (January 14, 2008) following the date on which the Trust repaid the $125 million note in cash (January 11, 2008).

In addition to the option to acquire the Initial Shares and the Pledged Shares (the "Options"), Thornwood also received certain registration rights with respect to those shares pursuant to the Federal-Mogul Corporation Registration Rights Agreement dated as of December 27, 2007 (the "Registration Rights").

Thornwood exercised the Asbestos Trust Option on February 25, 2008, and as a result acquired 50.1 million shares of Class A FMO common stock from the Trust.

The Options and the Registration Rights are FMO Securities and Claims under the LLC Agreement and, as discussed above, Thornwood is bound by the terms of the LLC Agreement. Accordingly, 1989 has the right to its 11.7055% Sharing Ratio of the shares of FMO Class A common stock that Thornwood acquired pursuant to the Options and the related Registration Rights - on the same terms as Thornwood acquired those shares and rights - and Chelonian has a fiduciary duty to 1989 to ensure it receives everything to which it is entitled under this right. Pursuant to this right, 1989 is entitled to acquire (a) 5,049,948 shares of the Issuer's Class A common stock and the related Registration Rights upon its payment of (i) $43,895,625 in immediately available funds, and (ii) a promissory note in the principal amount of $46,822,000 and having terms that are identical to the terms of the Note (modified only as necessary to correctly reflect the different parties and the different principal amounts), and (b) 814,507 shares of the Issuer's Class A common stock and the related Registration Rights upon its payment of $14,631,875 in immediately available funds. 1989 has asserted these rights in its Complaint, styled Nineteen Eighty-Nine, LLC v. Carl C. Icahn, et al., filed in the Supreme Court of the State of New York, County of New York on February 13, 2008. 1989's right to acquire the stock and Registration Rights referenced above expires on the 30th day after Chelonian issues to 1989 a written capital call for the Options and the Registration Rights in accordance with the LLC Agreement, which has not yet occurred.

Notes:

1    "Affiliates" is defined in the LLC Agreement as follows: "The term 'Affiliate' means, with respect to any Person, any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person, and in addition to the foregoing, and not in limitation thereof, with respect to any advised or managed fund, account or Person, any Person that is the manager or advisor thereof and any fund, account or Person under common management therewith; provided, however, that no individual Person or any Person who controls, is controlled by, or is under common control with such Person shall be deemed an Affiliate of another Person solely by reason of such individual's status as a director, officer or employee of such Person. As used in this definition, the terms 'control', 'controlling', 'controlled by' or 'under common control with' means the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of the management and policies of a Person, whether through voting securities, by contract or otherwise."

2    The term "Excluded Securities" is defined as the Issuer's pre-bankruptcy common stock (CUSIP No. 313549107), certain convertible preferred stock, certain FMO Securities and Claims that 1989 acquires outside of 1879 Hall, and proceeds that are (i) received by 1879 Hall pursuant to the Issuer's bankruptcy plan of reorganization, and (ii) thereafter distributed to the members of 1879 Hall. Thus, the Issuer's Class A and Class B common stock, the Options and the Registration Rights do not fall within the definition of "Excluded Securities."

3    Pursuant to the Issuer's Bylaws, the Class B shares automatically converted to Class A shares upon the Trust's transfer of those shares to Thornwood on February 25, 2008.

The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the shares, or may purchase additional shares, on the open market or in a private transaction.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

1989

1989 may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 110,808 shares of the Common Stock, which constitutes approximately 0.1% of the 100,062,003 shares of the Common Stock deemed to be outstanding thereunder.

Controlling Persons

Q Funding

Because of its position as the sole member of 1989, Q Funding may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Acme

Because of its position as the sole general partner of Q Funding, Acme may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,864,455 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Scepter

Because of its positions as (i) the sole general partner of Acme and (ii) the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,975,263 shares of the Common Stock, which constitutes approximately 6.0% of the 100,062,003 shares of the Common Stock deemed to be outstanding thereunder.

Raynor

Because of his position as the President and sole shareholder of Scepter, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 5,975,263 shares of the Common Stock, which constitutes approximately 6.0% of the 100,062,003 shares of the Common Stock deemed to be outstanding thereunder.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

1989

1989 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 48,805 shares of the Common Stock.

Controlling Persons

Q Funding

Q Funding has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Acme

Acme has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 48,805 shares of the Common Stock.

Raynor

As the President and sole shareholder of Scepter, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 48,805 shares of the Common Stock.

(c)  The Warrants and Class A common stock reported herein were acquired, upon the effectiveness of the Issuer's bankruptcy plan on 12/27/07, in exchange for $2,087,000 in principal amount of the Issuer's 8.8% Senior Notes due 2007.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Persons.

(e)  Not applicable.

Item 6 is hereby restated in its entirety as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above.

Item 7 is hereby amended and restated in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1     Letter Agreement dated November 19, 2001 between Geoffrey Raynor and Carl Icahn, regarding 1879 Hall, L.L.C. (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.2     Assignment and Assumption of Interest in 1879 Hall, L.L.C. dated November 20, 2001 between 1989, Ltd. and Nineteen Eighty-Nine, LLC (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.3     Limited Liability Company Agreement of 1879 Hall, L.L.C. dated November 19, 2001 (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.4     Letter dated November 20, 2001 from 1989, Ltd. and Nineteen Eighty-Nine, LLC to Chelonian Subsidiary, LLC regarding Assignment and Assumption of Interest in 1879 Hall, L.L.C. (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.5     Term Sheet for Asbestos Trust option (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed on September 30, 2005 as SEC Accession No. 0001193125-05-194882).

99.6     Letter Agreement regarding transfer of the Issuer's securities and claims dated December 22, 2005 between Thornwood Associates Limited Partnership and Chelonian Subsidiary, LLC, on the one hand, and R2 Investments, LDC, Nineteen Eighty-Nine, LLC, and Scepter Holdings, Inc., on the other hand (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.7     Stock Option Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed on January 3, 2008).

99.8     Lock-Up Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed on January 3, 2008).

99.9     Amended and Restated Bylaws of Issuer (incorporated by reference to Exhibit 3.2 of the Issuer's Form 8-K filed on January 3, 2008).

99.10   Registration Rights Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.5 of the Issuer's Form 8-K filed on January 3, 2008).

99.11   Supplemental Agreement to Option Agreement dated December 28, 2007 (incorporated by reference to Exhibit 99.1 of Schedule 13D filed by Carl Icahn on January 7, 2008).

99.12   Announcement of the Trust's repayment of its $125 million loan from the Issuer (incorporated by reference to Item 1.02 of the Issuer's Form 8-K filed on January 17, 2008).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 3, 2008

NINETEEN EIGHTY-NINE, LLC

By: Q Funding, L.P., its sole member

   By: Acme Widget, L.P., its general partner

      By: Scepter Holdings, Inc., its general partner

           By: /s/ Brandon Teague
                 Brandon Teague, Director of Trading

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                        EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

99.1     Letter Agreement dated November 19, 2001 between Geoffrey Raynor and Carl Icahn, regarding 1879 Hall, L.L.C. (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.2     Assignment and Assumption of Interest in 1879 Hall, L.L.C. dated November 20, 2001 between 1989, Ltd. and Nineteen Eighty-Nine, LLC (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.3     Limited Liability Company Agreement of 1879 Hall, L.L.C. dated November 19, 2001 (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.4     Letter dated November 20, 2001 from 1989, Ltd. and Nineteen Eighty-Nine, LLC to Chelonian Subsidiary, LLC regarding Assignment and Assumption of Interest in 1879 Hall, L.L.C. (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.5     Term Sheet for Asbestos Trust option (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed on September 30, 2005 as SEC Accession No. 0001193125-05-194882).

99.6     Letter Agreement regarding transfer of the Issuer's securities and claims dated December 22, 2005 between Thornwood Associates Limited Partnership and Chelonian Subsidiary, LLC, on the one hand, and R2 Investments, LDC, Nineteen Eighty-Nine, LLC, and Scepter Holdings, Inc., on the other hand (attached as an exhibit to Reporting Person's Schedule 13D filed February 13, 2008).

99.7     Stock Option Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed on January 3, 2008).

99.8     Lock-Up Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed on January 3, 2008).

99.9     Amended and Restated Bylaws of Issuer (incorporated by reference to Exhibit 3.2 of the Issuer's Form 8-K filed on January 3, 2008).

99.10   Registration Rights Agreement dated December 27, 2007 (incorporated by reference to Exhibit 4.5 of the Issuer's Form 8-K filed on January 3, 2008).

99.11   Supplemental Agreement to Option Agreement dated December 28, 2007 (incorporated by reference to Exhibit 99.1 of Schedule 13D filed by Carl Icahn on January 7, 2008).

99.12   Announcement of the Trust's repayment of its $125 million loan from the Issuer (incorporated by reference to Item 1.02 of the Issuer's Form 8-K filed on January 17, 2008).